Exhibit 3.12

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Samson LS, LLC

Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington Zip code 19801 . The name of its Registered agent at such address is The Corporation Trust Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .

Fourth: (insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this

28th day of November 2011.

By:	/s/ Annabel M. Jones
Authorized Person(s)

Name:	Annabel M. Jones